Exhibit 8

FIRST AMENDMENT
TO
2002 UNITS AGREEMENT

        THIS AGREEMENT, dated as of October 31, 2002, is made by and between Vornado Realty Trust, a Maryland real estate investment trust, with its principal offices at 888 Seventh Avenue, New York, New York 10019 (the “Company”) and Michael D. Fascitelli (the “Executive”).

        WHEREAS, Executive and the Company have entered into a 2002 Units Agreement, dated as of March 8, 2002 (the “2002 Units Agreement”), pursuant to which the terms of the 626,566 units (the “Units”) representing an equal number of common shares of beneficial interest of the Company, par value $.04 per share (“Common Stock”), granted to Executive were set forth; and

        WHEREAS, the Company and Executive desire to amend the 2002 Units Agreement with respect to (i) the limitations on payment in shares of Common Stock under the Company’s Amended and Restated Declaration of Trust (the “Declaration”) and (ii) certain representations of the Company relating to the Declaration.

        NOW, THEREFORE, the Company and Executive agree as follows:

                 1.   Effective as of March 8, 2002, Section 5(b) of the 2002 Units Agreement shall be amended in its entirety to read as follows:

“(b) Any shares of Common Stock to be delivered shall be deposited in an account designated by Executive and maintained at a brokerage house selected by Executive. Any such shares of Common Stock shall be duly authorized, fully paid and non-assessable shares, listed with the New York Stock Exchange (“NYSE”) and registered on the Company Registration Statement. Notwithstanding anything herein to the contrary, the Company shall not pay all or any part of the value of the Units to Executive in the form of shares of Common Stock to the extent that to do so would, or would be reasonably likely to, result in any of such Common Stock issued to Executive being void under the Amended and Restated Declaration of Trust of the Company (the “Declaration”) or classified as or exchanged for Excess Stock (as such term is defined in the Declaration). To the extent that the operation of this Section 5(b) precludes Executive from receiving payment of all or a part of the Units in Common Stock, the Company shall instead pay Executive the fair market value of each share of Common Stock represented by any such Units in cash by same day wire transfer to an account designated by Executive. Payment by the Company with respect to the Units shall be made no later than seven (7) business days following the applicable Payment Date. For purposes of this Agreement, “fair market value” of the Common Stock on any given date shall mean the average of the high and low trading prices of the Common Stock on the NYSE composite tape on such date or, if such date is not a trading date, the immediately preceding trading date.”

                 2.   Effective as of March 8, 2002, Section 6 of the 2002 Units Agreement shall be amended in its entirety to read as follows:

“6. Representations. The Company represents and warrants that this Agreement has been authorized by all necessary action of the Company and is a valid and binding agreement of the Company enforceable against it in accordance with its terms and that the shares of Common Stock described in Section 11 of this Agreement will be promptly listed on the NYSE after the execution of this Agreement, and are validly issued, fully paid and non-assessable shares. The Company further represents and warrants that the grant of Units under this Agreement has been approved by the Compensation Committee of the Board of Trustees of the Company (the “Committee”) and that the Company will file a Hart Scott Rodino application with respect to Executive on a timely basis, if necessary, in connection with the acquisition of Common Stock by Executive under this Agreement. If (i) Executive does not Beneficially Own (as such term is defined in the Declaration), hereafter come to Beneficially Own, Constructively Own (as such term is defined in the Declaration), or hereafter come to Constructively Own Common Equity Stock (as such term is defined in the Declaration) of the Company other than Common Stock received by Executive pursuant to this Agreement, Common Stock or share options to purchase Common Stock transferred or granted to Executive by the Company as compensation, as well as Common Stock owned by Executive with respect to which Executive has provided prior written notice to the Company, and (ii) Executive complies with the requirements for Existing Constructive Holder status set forth in the Declaration at all times, if any, that Executive Constructively Owns in excess of 9.9 percent of the Company’s outstanding Common Equity Stock, the Company represents and warrants that no shares of Common Stock issued or to be issued under this Agreement shall be voided under the Declaration or classified as or exchanged for Excess Stock and that Executive shall have shareholder rights at all times in respect of such Common Stock to the fullest extent provided for in the Declaration, the Amended and Restated By-Laws of the Company and Maryland law.”

                 3.   Except as set forth above, all other terms and provisions of the 2002 Units Agreement, as in effect immediately prior to the date hereof, remain unchanged and applicable to the Company and Executive.

                 4.   This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

VORNADO REALTY TRUST
By:	/s/ Steven Roth

	Name: Title:	Steven Roth Chairman of the Board and Chief Executive Officer

/s/ Michael D. Fascitelli

Michael D. Fascitelli